Steven A. Saide
                                 Attorney At Law
                        158 West 27th Street, Third Floor
                               New York, NY 10001

                                            June 16, 2005

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporate Finance
Stop 0408
Washington, D.C.

               Re: Velocity Asset Management, Inc. - Registration Statement on Form SB-2 (File No. 333-122062)
                    --------------------------------------------

Dear Mr. Friar:

                  On behalf of my client, Velocity Asset Management, Inc. (the "Company"), this letter responds to the comments contained in your letter of June 7, 2005, relating to the Registration Statement, as filed by the Company on January 14, 2005, as amended by Amendment No. 1 filed by the Company on March 16, 2005, as amended by Amendment No. 2 filed by the Company on April 20, 2005, and as amended by Amendment No. 3 filed by the Company on May 26, 2005.

Responses to Comments
---------------------

                  Set forth below are individual responses to each of the comments contained in your letter. The captions set forth below correspond to the captions in your letter. References to page numbers relate to the prospectus.

General

         1. An updated consent of the independent accountants will be included in Amendment No. 4 to the Registration Statement to be filed with the Commission.

Certain Relationships and Related Transactions - page 32

         2. The disclosure contained in Note 5 of the Company's Quarterly Report on Form 10-QSB for the three months ended March 31, 2005, relating to the option granted to RB & AJ Associated Holdings will be included in Amendment No. 4.

Mr. William Friar
June 16, 2005
Page 2


Notes 6 & 7 - pages F-15 to F-17

         3. Preliminarily, it should be noted that the Company does not wish to characterize the exchange of debt for common shares as a "forgiveness" of debt. Any reference in the footnotes to the financial statements contained in Amendment No. 3 to "forgiveness" in lieu of "exchange" was a syntax error. The references were eliminated in the Company's 2004 Annual Report on Form 10-K/A and any remaining references to "forgiveness" will be removed in Amendment No. 4.

         The following supplemental information is intended to provide the Staff with a detailed explanation of: (i) why the Company used February 3, 2004 as the measurement date with respect to the exchange by Mr. Kleinert on August 12, 2004 of $3,211,266 in debt owed to him by the Company in the form of a line of credit and other secured loans in exchange for 3,568,073 shares of the Company's common stock; and (ii) why the Company believes that the February 3, 2004 private placement share price of approximately $.90 per share was more representative than then-current marketplace data in determining the fair value for the shares issued in the August 12, 2004 exchange.

                                   Background
                                   ----------

         The Company is the result of a reverse merger of STB, Inc., a privately held corporation, with and into Tele-Optics, Inc. which was then renamed Velocity Asset Management, Inc. Prior to the completion of the reverse merger, financing for STB was principally provided for by loans or "lines of credit" from investors, specifically: John C. Kleinert, Michael Kelly and Richard Cavanaugh. Messrs. Cavanaugh and Kelly were unrelated, non-affiliated investors, and except in their capacity as current shareholders and former lenders, have never had an affiliation with STB, the Company or the principals of either.

         In compliance with applicable '34 Act regulations, the Company filed information regarding the transaction on Form 8-K on February 18, 2004. The 8-K contained the two following disclosures:

         In connection with the Merger, we completed a private placement to an accredited investor of 7,312,500 shares of Common Stock and a warrant exercisable for a period of five years to purchase an aggregate of 7,312,500 shares of Common Stock at an exercise price of $.08 per share in exchange for an aggregate cash consideration of $500,000. (Pg 2 Item 1 of 8-K)

         Mr. John C. Kleinert agreed that as soon as practicable after we authorize a series of preferred stock, he would convert all of the debt owed by us and our subsidiary to him into shares of such preferred stock. (Pg 3 Item 2 of 8-K)

         As contemplated by the parties and as disclosed in the Agreement and Plan of Merger filed as an exhibit to the February 18, 2004 8-K, Mr. Kleinert agreed to convert all of the debt owed to him at the time of the reverse merger,

Mr. William Friar
June 16, 2005
Page 3


including debt under a line of credit and other secured loans, into shares of preferred stock. The parties contemplated that such preferred stock would be convertible into shares of the Company's common stock and, to the extent applicable, would have similar economic effects as the common stock and warrants purchased by the non-affiliated, accredited investor. As indicated above, Mr. David Granatell, the unrelated, non-affiliated investor purchased 562,500 shares and a five year warrant to purchase 562,500 shares at $1.04 (all as adjusted for the 13 for one reverse split) for an aggregate of $500,000, or $0.89 per share (as adjusted for the 13 for one reverse split) in a negotiated, arms length transaction approved by the board of directors of Tele-Optics. At the time of the purchase and since that date, other than in his capacity as a current shareholder, Mr. Granatell has had no affiliation with STB, the Company or its principals, nor did or does Mr. Granatell have an existing or planned services agreement with STB or the Company. Mr. Kleinert's conversion could not be completed at the time of the reverse merger because the Company then lacked the appropriate authorized shares of preferred and common stock to complete the transaction pending amendment of its certificate of incorporation.

         In the second quarter of 2004, the Company entered into a non-binding engagement letter with an underwriter to assist the Company in a "best efforts" private placement to accredited investors of between $2.5 and $5 million of units consisting of shares of the Company's common stock and warrants. The underwriter undertook due diligence to determine a valuation of the Company and at the underwriter's request the debt exchange was put on hold pending completion of the underwriter's valuation. Following its due diligence, the underwriter required as a precondition to the underwriting that the original negotiated exchange of all outstanding debt into convertible preferred stock by Mr. Kleinert under the terms of the Agreement and Plan of Merger be revised to include two of the other early lenders to the Company's J. Holder subsidiary, Messrs. Kelly and Cavanaugh, and that the exchange be directly into common stock at $.90 per share. The Company believes that such underwriter's valuation and required exchange price reflected, at least in part, the private placement concurrent with the reverse merger referenced above.

         After negotiations between the Company and Messrs. Kleinert, Cavanaugh and Kelly, on August 12, 2004, the Company completed the private placement of its common stock to Mr. Kleinert and the other investors/creditors in satisfaction of their outstanding loans. At no time prior to August 12, 2004 had an agreement been reached with Messrs. Cavanaugh and Kelly to effect such exchange. July 1, 2004 was selected as the effective date merely to reflect the parties' negotiated agreement that no interest would be paid on the debt to be exchanged at the time the stock was issued (August 12, 2004) since the last interest payment date. Accordingly, the Company does not believe that July 1, 2005 should be deemed an appropriate measurement date for determining the fair value of the shares issued in the exchange. On August 12, 2004, the Company's stock as traded on the OTCBB had a market price of $1.60.

Mr. William Friar
June 16, 2005
Page 4


                             Fair Value Calculation
                             ----------------------

Classification of Transaction
-----------------------------

         In the Company's opinion, paramount to determining the proper fair market value of the securities issued is the classification of the transaction. The Company does not believe that the transaction should be categorized as additional compensation to Mr. Kleinert. Rather, it is the Company's position that this transaction should be classified as a private placement of the Company's securities in exchange for the pre-existing obligation and not as additional compensation to Mr. Kleinert. In reaching this conclusion, the Company wishes to emphasize the following:

         No Additional Benefit to Kleinert: Mr. Kleinert was one of three lenders to STB. His obligation to convert was fixed at the time of the reverse merger and was negotiated with the then officers and directors of Tele-Optics. Eventually, the other two lenders agreed to convert their obligations into shares of outstanding common stock of the Company. Mr. Kleinert received: (i) proportionately the same amount of securities; (ii) the same class of securities; and (iii) was given no additional contract rights such as registration, put options, etc. as the non-affiliated lenders in the negotiated exchange.

         Uniform Reporting: It is the Company's understanding that the goal and policy of the Commission and the Financial Accounting Standards Board is to promote continuity and consistency within financial statements(1). The Company believes that the subject transaction was in reality not a transaction between the Company and an employee, but rather was a transaction between the Company and three debt holders, one of which was an employee. To find that there is additional compensation to Mr. Kleinert as a result of such transaction, we believe that the Commission would be sanctioning that different parties within the same transaction that receive the same consideration be treated differently. This result is in direct conflict and contradiction to the goals set out by the Commission and the Financial Accounting Standards Board as the Company understand them.

         Timing of Transaction: As stated above and in the Company's public filings, the debt exchange with Mr. Kleinert was contemplated and provided for in the Agreement and Plan of Merger.(2) In fact, had the Company had sufficient authorized but not issued securities this transaction would have been completed on February 3, 2004 and would have been considered part of the private placement effected on such date. At that time, the parties had agreed to perform notwithstanding the fact that: (i) little or no services had been provided to the Company by Mr. Kleinert; (ii) no performance criteria had been established;



------------------------
(1) FASB Concept Statement No. 2, Qualitative Characteristics of Accounting Information, explains that comparability of financial information is important because information about an entity gains greatly in usefulness if it can be compared with similar information.
(2) Please reference Section 6.3 of the Agreement and Plan of Merger filed with the SEC on February 18, 2005.

Mr. William Friar
June 16, 2005
Page 5


and (iii) no vesting or milestones related to the exchange as is typically the case with stock based compensation plans.

Determination of Measurement Date:
----------------------------------

         The Company believes that the measurement date for the transaction, at least with respect to Mr. Kleinert, should be February 3, 2004. In reaching its position, the Company has relied on the following:

         As defined in Emerging Issues Task Force ("EITF") Issue 96-18:

         The Task Force reached a consensus that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:

                  1. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment")(3); or

                  2. The date at which the counterparty's performance is complete.(4)

                  This date is hereafter referred to as the measurement date.

On February 3, 2004, the Agreement and Plan of Merger was entered into between Tele-Optics, TLOP Acquisition Company, LLC, STB, John C Kleinert, W. Peter Ragan, Sr. and W. Peter Ragan Jr. for the purpose of effectuating the reverse merger that ultimately resulted in the creation of Velocity Asset Management, Inc. At that date, the parties became bound to perform the terms of that



------------------------
(3) A performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. The disincentives must result from the relationship between the issuer and the counterparty. Forfeiture of the equity instruments as the sole remedy in the event of the counterparty's nonperformance is not considered a sufficiently large disincentive for purposes of applying this guidance. In addition, the ability to sue for nonperformance, in and of itself, does not represent a sufficiently large disincentive to ensure that performance is probable. (The Task Force observed that an entity can always sue for nonperformance but that it is not always clear whether any significant damages would result.)

(4) The counterparty's performance is complete when the counterparty has delivered or purchased, as the case may be, the goods or services, despite the fact that at that date the quantity or all the terms of the equity instruments may yet depend on other events (this would occur, for example, if a target stock price requirement has not been met when the counterparty has delivered the goods or services).

Mr. William Friar
June 16, 2005
Page 6


agreement which was a negotiated arms length transaction between the management of STB and Tele-Optics approved by the officers and directors of the former Tele-Optics.

The pre-amble to Article 6, titled "Other Matters" reads as follows:

                  As an additional inducement to each of the parties hereto to execute this Agreement and consummate the Transaction the parties hereto agree as follows: [emphasis added]

Section 6.4 titled "Series A Preferred Stock" reads as follows:

                  "As soon as practicable...JCK agrees to convert all debt then owed by TOI and the Company Subsidiary to JCK into shares of the Series A Preferred Stock."

Accordingly, on February 3, 2004 Mr. Kleinert agreed and was bound to convert his debt to equity and no additional action was required other than the Company's shareholders authorizing the issuance of Preferred Stock and additional shares of common stock and physically transferring share certificates. Accordingly, pursuant to the guidance provided in EITF 98-16, the measurement date for the transaction is on the date no additional action by the counterpart, the debt holder, was required, which was February 3, 2004.

         The Company believes that its position that the "measurement date" is February 3, 2004 with respect to Mr. Kleinert, is further justified by FAS No.
84. Although not directly on point as it deals with convertible debentures, FAS No. 84 states:

                  The fair value of securities or other consideration shall be measured as of the date the inducement offer is accepted by the convertible debt holder. Normally, this will be the date the debt holder converts the convertible debt into equity securities or enters into a binding agreement to do so. [emphasis added]

Valuation of Securities Issued:
-------------------------------

         It is the Company's position that the securities issued in exchange for the the investor's debt was fairly valued at $.90. In reaching its position, the Company relied on:

         FAS 21 which states the fair value of an asset or financial instrument is:

         "...the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced liquidation sale. Quote market price in active markets are the best

Mr. William Friar
June 16, 2005
Page 7


         evidence of fair value and shall be used as the basis for the measurement, if available, If quoted market prices are not available, the estimate of fair value shall be based on the best information available in the circumstances. The estimate of fair value shall consider prices for similar assets and the results of valuation techniques to the extent available in the circumstances. Examples of valuation techniques include the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, option pricing models, matrix pricing, option-adjusted spread models, and fundamental analysis." [paragraph 7]

         Market Price Approach: At the February 3, 2004 measurement date, the Company's stock had not traded in over 180 days. Accordingly, any quote available at such time would be of no value as an active trading market is one of the components required to use the market value of the securities.

         Similar Transaction Approach: As no market existed for the securities, the Company relied on valuing its common stock by deriving the amount at which the asset could be bought or sold in a current transaction between willing parties as prescribed in FAS 21. As disclosed in the Company's public filings, contemporaneously with the completion of the reverse-merger, the Company completed the private placement of $500,000 worth of the Company's common stock and warrants. Adjusting for the 13:1 reverse split, the unaffiliated investor in that offering, Mr. Granatell, purchased one unit consisting of one share of common stock and one common stock purchase warrant for $.89 per unit. At the time of the reverse merger, the unaudited financial statements of the Company as of September 30, 2003 were provided to the unrelated, accredited investor. Such statements reflected a shareholders deficit of $159,720 and the Company had a net loss of $36,972 for the nine months ended September 30, 2003. Accordingly, the Company believes that the price paid for one share of common stock by Mr. Granatell in an arms-length transaction was fairly valued at no less that $.89 as there is some value attributable to the warrant. Such price per share was arrived at by a negotiated transaction between the parties with the approval of the then officers and directors of Tele-Optics. Therefore, the Company believes that a price of $.90 per share of common stock on the measurement date of February 3, 2004 represents no less than the fair value of the shares.

         As indicated above, it is the Company's position that the measurement date for Mr. Kleinert should be February 3, 2004. Assuming argumento that the Staff disagrees and instead believes that August 12, 2004 is the appropriate date, set forth is the Company's analysis of why it believes that $.90 represents fair value for the shares issued to the debt holders.

         Comparable Transaction Analysis: As an alternative determination of the value of the shares issued, the Company has undertaken a comparable transaction

Mr. William Friar
June 16, 2005
Page 8


analysis with respect to the Company's two other financings as well as general market terms and conditions for similar companies at this stage of development.

         To date, in addition to the August 12, 2004 debt exchange, the Company has undertaken the following private placements:

-----------------------------------------------------------------------------------------
               Type of                        Price Per   Market     Discount    Warrant
Date           Security      Amount           Share       Price      to Market   Coverage
-----------------------------------------------------------------------------------------
Feb. 2004      Common        $  500,000.00    $     .89     N/A      N/A         100%
-----------------------------------------------------------------------------------------
Nov. 2004      Common        $3,363,529.00    $    1.50   $ 2.18(5)  30%         20%
-----------------------------------------------------------------------------------------

         On November 30, 2004, the Company completed a private placement of equity securities to accredited investors resulting in gross proceeds of $3,363,529 to the Company (the "November Private Placement"). Specifically, the Company sold 2,242,353 units at $1.50 per unit. Each unit was comprised of one share of common stock and a warrant to purchase one-fifth of one share of common stock for $2.50 per share exercisable during the next five years. As set forth in the unaudited financial statements of the Company contained in the Company's Current Report on Form 10-QSB for the three months ended September 30, 2004 filed with Commission, as of such date, the Company had shareholders' equity of $4,467,116 (which includes $3,676,252 resulting from the debt exchange) and net income of $382,492 for the nine month period then ended. In addition, the investors in the November Private Placement received registration rights.

         The Company disclosed in its filings that in July 2004 in order to expand operations it had "entered into a Letter of Intent with a national financial institution that provides for a line of credit subject to the fulfillment of various conditions...including the Company securing additional equity capital." The business purpose of the August 12, 2004 debt exchange was to assist the Company in meeting this precondition. Assuming transaction terms substantially similar to the November Private Placement with regard to our investor/lenders who exchanged their notes for common stock and using an August 12, 2004 measurement date, the unit offering price would be $1.12 which represents a 30% discount to the market price of $1.60 on the measurement date(6). Additionally, using the same terms afforded investors in the November Private Placement, the three investor/lenders would have also received a warrant to purchase 1/5 of a share of common stock at an exercise price of 167% of the market price. Assuming these terms and using Black-Scholes to value each warrant at $1.00(7) (the value of the warrants received by investors in the November Private Placement), the implied value per share of common stock, assuming 1/5th warrant coverage would be $.92.(8)



------------------------
(5) $2.18 is the average market price of VCYA.ob common stock for the duration of the November Private Placement offering (October 4th- November 30th).
(6) This discount is extremely conservative. In conversations the Company had with investment bankers it was conveyed that an offering of restricted common shares without registration rights as such a low discount level would most likely fail.
(7) In "NOTE 15- Stock Based Compensation to Non-Employees," of the SB-2, the Company has disclosed that under the Black-Scholes model, the fair value of each share subject to the non-qualified stock option issued to Del Mar Consulting Group, Inc. in consideration for their services was $1.00. Such option had the same terms as the warrants issued to investors in the November Private Placement.
(8) FAS No. 123(revised) Appendix A, P. A123 states: A lattice model and a close form model (for example, the Black-Scholes-Merton formula) are valuation techniques that meet the criteria requirements...for estimating the fair value of employee share options and similar instruments.

Mr. William Friar
June 16, 2005
Page 9


         Messrs. Cavanaugh and Kelly were under no obligation to give up their rights as preferred debt holders and exchange their preferred position as creditors for common stock of the Company and become equity holders. As set forth in the unaudited financial statements of the company as of March 31, 2004 filed with the Commission, the Company had shareholders' equity of $314,016 and a net loss of $94,356 as at and for the three month period ending March 31, 2004. Messrs. Kelly and Cavanaugh did not receive the registration rights or warrant coverage in the negotiated debt exchange that investors in the November Private Placement received. In addition, the aggregate trading volume for VCYA.ob for the period beginning on July 1, 2004 and ending on the date of the exchange was only 49,600.

         For the reasons set forth above, it is the Company's position that the fair value of the common stock issued to the group of three investors/lenders as consideration for their debt is between $.89 and $.92. Accordingly the Company believes that a $.90 per share price represents no less than the fair value of the shares received. It is therefore respectfully requested that the Staff's comment number 3 be withdrawn to the extent that it would require the Company to revise its financial statements and related disclosures.

Note 12 - page F-21

         4. In response to the Staff's comment, Note 12 will be revised in Amendment No. 4 to include the actual number of shares issued giving effect to the 13:1 reverse stock split. We will carefully review all disclosures throughout Amendment No. 4 to ensure that all share references for shares outstanding, warrants and options give effect to the reverse stock split.

         The business purpose of selling shares and warrants to David Granatell concurrent with the reverse merger was to provide the newly merged company with working capital. Immediately prior to the reverse merger, Tele-Optics was a shell with no assets and as indicated above, STB had a negative shareholder's equity, incurred losses and limited resources. There was no public market for the shares of either Tele-Optics or STB. The price for the shares and warrants ($500,000) was arrived at by negotiations between the parties and was approved by the board of directors of Tele-Optics. As stated above, Mr. Granatell has

Mr. William Friar
June 16, 2005
Page 10


never had any relationship with STB, Tele-Optics or the officers or directors of either (except as a shareholder following such placement) and there never has been any arrangement or understanding regarding any service agreement with Mr. Granatell. For the foregoing reasons, the Company believes that Mr. Granatell paid fair value and has not recognized any compensation expense in connection with the private placement.

         Of the 1,125,000 shares being registered on behalf of Mr. Granatell, one half of such shares (562,500) were issued to Mr. Granatell at the time of the private placement/reverse merger and one half of such shares are shares issuable to Mr. Granatell upon exercise of the warrants acquired by him in the private placement. The aggregate purchase price for the shares and warrants was $500,000. Upon exercise of the warrants, Mr. Granatell will be obligated to pay to the Company $1.04 per share for each share to be acquired.

                                   ***********

         Please feel free to contact the undersigned at (212) 367-9400 if you have any comments with respect to the foregoing.

                                            Very truly yours,


                                            Steven A. Saide

cc:  Mr. Gregory Dundas
     Mr. John Nolan
     Mr. Amit Pande